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                              October 4, 2022

       Thomas F. Shannon
       Chief Executive Officer
       Bowlero Corp.
       7313 Bell Creek Road
       Mechanicsville, VA 23111

                                                        Re: Bowlero Corp.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-262179

       Dear Thomas F. Shannon:

              We have reviewed your post-effective amendment and have the following comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-1 Filed September 26, 2022

       General

   1. We note that this post-effective amendment was filed to add Exhibit No. 23.2, Consent of
                                                        KPMG LLP. It does not
appear that an exhibits-only post-effective amendment is
                                                        permissible, as
Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall
include copies of the prospectus as amended." Please revise to include a complete
prospectus that includes all of the disclosure required by Part I of Form
                                                        S-1, updated to include
current financial statements and to reflect the disclosure as of the date of the
post-effective amendment. We further note that your Prospectus Supplement
                                                        No. 6 filed on
September 15, 2022 includes audited financial statements for the years ended July 3, 2022 and
June 27, 2021, however, because the incorporation of your Form
                                                        10-K into the Form S-1
appears to act as a Section 10(a)(3) update, this information is
 Thomas F. Shannon
Bowlero Corp.
October 4, 2022
Page 2
         required to be included in a post-effective amendment pursuant to Item 512(a)(1) of
         Regulation S-K. Please advise. Refer to Securities Act Forms Compliance and
         Disclosure Interpretations 113.02 and 113.08.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameThomas F. Shannon                          Sincerely,
Comapany NameBowlero Corp.
                                                             Division of
Corporation Finance
October 4, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName